

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2025

Bhargav Marepally
Chief Executive Officer
StoneBridge Acquisition II Corporation
One World Trade Center, Suite 8500
New York, NY 10007

      Re: StoneBridge Acquisition II Corporation
          Registration Statement on Form S-1
          Filed May 5, 2025
          File No. 333-286983

Dear Bhargav Marepally:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed May 5, 2025

Cover Page

1.   We note your disclosure regarding a possible share dividend to maintain the sponsor's ownership of founder shares at 25% of issued and outstanding shares upon completion of the offering in the event that you increase the size of the offering. Please also disclose whether the share dividend or similar mechanism may result in material dilution of purchasers' equity interests.

2.   We note the disclosure made in response to prior comment 5, including that you may seek shareholder approval to amend your charter to extend the deadline to complete a business combination if you anticipate that you may be unable to do so within the "applicable deadline." Since the sponsor may initiate two three-month extensions for a total of 24 months, please clarify whether extensions by charter amendment could be used to extend the deadline to more than 24 months, and if so, whether there is any limitation on the duration of such extensions. Please also clarify whether any

$500,000 loans the sponsor may make to the trust for a sponsor-initiated extension will be repaid only after redemptions in connection with the completion of an initial business combination.

We may not be able to complete an initial business combination . . . may be subject to regulatory review . . ., page 65

3.   We note your response to prior comment 14. Please revise your disclosure consistent with your response to confirm whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.

Dilution, page 93

4.   We have reviewed your response to comment 17, that you have revised the narrative disclosure of the "Dilution" section to include other sources of future dilution, but it does not appear that any revisions relating to sources of future dilution were made. Please expand your narrative disclosure to describe each material potential source of future dilution. Your revisions should address, but not be limited to, founder shares anti-dilution rights, shares or other securities that may be issued in connection with the closing of your initial business combination (including specifically discussing that you intend to target a business that has an enterprise value of up to $50 million) or with future financing transactions, such as a PIPE transaction, and sponsor loans that may be convertible into equity. Reference is made to Item 1602(c) of Regulation S-K.

Principal Shareholders
Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 152

5.   We note your supplemental response to prior comment 22 in which you state that there are currently no circumstances or arrangements under which the sponsor could indirectly transfer ownership interest of your securities through a transfer of sponsor membership interests. Please revise your disclosure to clarify whether there are any circumstances or arrangements that would prevent an indirect transfer of SPAC securities through a transfer of sponsor membership interests. If there is no prohibition or limitation on transfers of sponsor membership interests, then it follows that these interests and the underlying indirect interest in founder shares or other securities of the SPAC could be transferred in the future at the discretion of the member. If so, please disclose this and also clarify and include risk factor disclosure that control of the sponsor could change or that the sponsor could withdraw or be removed as sponsor prior to the completion of a business combination transaction.

Underwriting, page 187

6.   Please revise your underwriter's compensation section to include the representative shares in the table. Please refer to Item 508(e) of Regulation S-K.

Notes to Financial Statements, page F-7

7.   Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07 and advise or revise accordingly.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pamela Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kelvin Kesse, Esq.